

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2004 AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 4.9%, Operating Income Increased 5.8%, EBITDA[1] Up 1.4%, Net Income Increased 23.7% to US$0.13 per ADR

YEAR TO DATE

Revenues Up 7.8%, Operating Income Increased 46.8%, EBITDA[1] Up 17.6%, Net Income Decreased 40.4% to US$0.56 per ADR

(Santiago, Chile, November 3, 2004) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine months ended September 30, 2004. All US$ figures are based on the exchange rate effective September 30, 2004 (US$1.00 = Ch$608.90).

COMMENTS FROM THE CEO

Third quarter results were positive compared to the third quarter of 2003, with consolidated revenues up by 4.9% and operating income by 5.8%. During this period, most of our businesses had a very solid performance. The beer Argentina segment increased its revenues 13.1% and improved its operating results by US$0.8 million, due to higher sales volume and price recovery in US dollar terms, rising from US$29/HL in Q3'03 to US$33/HL in Q3'04.

The soft drinks, mineral water and nectars business increased its volumes by 4.0% and its operating results by US$0.5 million, having experienced volume growth in all of its categories.

---

(1) Operating income plus depreciation and operating amortization

The wine segment reverted its tendency, improving its operating income by US$0.3 million compared to the same period of last year, in spite the 9.5% appreciation of the Chilean peso. This was a result of the rationalization plan, including costs, expenses and number of SKUs implemented by Viña San Pedro since the end of 2003 and higher prices in the domestic market as well as in exports, measured in US dollars.

The pisco business has continued developing in a very positive manner with its two brands, "Ruta Norte" and "Ruta Sour", reaching a market share of 17.7% according to the latest AC Nielsen measurement.

During the third quarter, we began the operation of "Plan Punto Máximo" in all our business units in Chile. This plan aim to improve segmentation and execution in every point of sale to achieve higher client and consumer satisfaction and higher profitability for the client and the Company.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'04   Total revenues increased 4.9% to Ch$94,625 million (US$155.4 million) as a result of higher consolidated volumes and higher consolidated average prices. Consolidated volumes growth is explained by an increase of 12.3% in beer Argentina, 4.0% in the soft drinks segment, 2.9% in beer Chile and 5.7% in the Chilean bottled export wine business. The increase in average prices is explained by increases of 2.1% in beer Chile, 16.5% in Chilean domestic wine, 2.4% in nectars and 1.1% in beer Argentina.

YTD   Accumulated revenues increased 7.8% and amounted to Ch$292,385 million (US$480.2 million).



Q3'04 SEGMENT CONTRIBUTION TO REVENUES

4.2% 25.1% 34.4% 28.1% 8.2%

☐ Beer - Chile ■ Beer - Argentina ■ Soft Drinks & Mineral Water ▦ Wine ☐ Others

CCU

Revenues by segment

	Q3 (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	51.1	34.5%	**53.4**	**34.4%**	4.4%
Beer - Argentina	11.3	7.6%	**12.8**	**8.2%**	13.1%
Soft Drinks & Mineral Water	42.9	28.9%	**43.6**	**28.1%**	1.8%
Wine	40.5	27.3%	**39.0**	**25.1%**	-3.5%
Others	2.5	1.7%	**6.6**	**4.2%**	168.6%
TOTAL	148.2	100.0%	**155.4**	**100.0%**	4.9%

	Year to Date (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	165.7	37.2%	**179.6**	**37.4%**	8.4%
Beer - Argentina	35.6	8.0%	**47.1**	**9.8%**	32.1%
Soft Drinks & Mineral Water	132.6	29.8%	**137.2**	**28.6%**	3.5%
Wine	105.4	23.7%	**100.0**	**20.8%**	-5.1%
Others	5.9	1.3%	**16.2**	**3.4%**	172.7%
TOTAL	445.3	100.0%	**480.2**	**100.0%**	7.8%

GROSS PROFIT

Q3'04   Increased 5.8% to Ch$45,374 million (US$74.5 million) as a result of 4.9% higher revenues, partially offset by a 4.1% higher *cost of goods sold*, which amounted to Ch$49,252 million (US$80.9 million). The increase in cost of goods sold is explained by the beer Chile and soft drinks segments and the higher sales level of pisco. In Q3'04, the gross profit margin, as a percentage of sales, increased from 47.5% to 48.0%.

YTD   Increased 13.6%, amounting to Ch$149,285 million (US$245.2 million). The consolidated gross margin increased 2.6 percentage points to 51.1%.

OPERATING RESULTS

Q3'04   Amounted to Ch$8,034 million (US$13.2 million), 5.8% higher than Q3'03 due to higher gross profit, partially offset by 5.8% higher selling general & administrative expenses (SG&A). *SG&A* increased from Ch$35,306 million (US$58.0 million) in Q3'03 to Ch$37,340 million (US$61.3 million) in Q3'04 mainly due to higher SG&A expenses associated with the beer Chile, beer Argentina and wine segments. The consolidated operating margin for the period increased from 8.4% to 8.5%.

YTD   Increased 46.8% to Ch$35,770 million (US$58.7 million). The operating margin increased 3.2 percentage points to 12.2%.

CCU

Operating Income and Operating Margin by Segment

	Q3 Operating Income (US$ million)			Q3 Operating Margin	
	2003	**2004**	**% Chg**	2003	**2004**
Beer - Chile	10.2	**9.3**	**-8.5%**	19.9%	**17.5%**
Beer - Argentina	-2.5	**-1.7**	**32.0%**	-21.8%	**-13.1%**
Soft Drinks & Mineral Water	1.5	**2.0**	**33.2%**	3.5%	**4.6%**
Wine	2.8	**3.1**	**11.9%**	7.0%	**8.1%**
Others	0.4	**0.4**	**-9.1%**	0.0%	**2.8%**
TOTAL	12.5	**13.2**	**5.8%**	8.4%	**8.5%**

	Year to Date Operating Income (US$ million)			Operating Margin	
	2003	**2004**	**%Chg**	2003	**2004**
Beer - Chile	33.9	**42.9**	**26.5%**	20.5%	**23.9%**
Beer - Argentina	-8.2	**-2.2**	**73.5%**	-23.1%	**-4.6%**
Soft Drinks & Mineral Water	5.9	**10.7**	**80.7%**	4.5%	**7.8%**
Wine	8.3	**6.6**	**-20.7%**	7.9%	**6.6%**
Others	0.1	**0.7**	**789.9%**	0.3%	**2.0%**
TOTAL	40.0	**58.7**	**46.8%**	9.0%	**12.2%**

EBITDA

Q3'04 Increased 1.4%, to Ch$17,880 million (US$29.4 million), while the consolidated EBITDA margin (EBITDA as a percentage of sales), was 0.6 percentage points lower than in Q3'03, equivalent to 18.9%.

YTD Increased 17.6%, to Ch$66,078 million (US$108.5 million). The EBITDA margin increased 1.9 percentage points to 22.6%.



CCU

NON-OPERATING RESULTS

Q3'04   Improved by Ch$275 million (US$0.5 million) compared to the same quarter last year, from a loss of Ch$1,841 million (US$3.0 million) to a loss of Ch$1,566 million (US$2.6 million). The better non-operating results are mainly explained by:

- *Foreign currency exchange result,* which improved from a loss of Ch$499 million (US$0.8 million) to a gain of Ch$149 million (US$0.2 million), due to the positive effect of the variation of the exchange rate during the quarter on the Company's foreign currency net exposure position.

- *Other non-operating income/expenses,* which improved from a loss of Ch$512 million (US$0.8 million) in Q3'03 to a loss of Ch$221 million (US$0.4 million) this quarter, mainly due to a non-recurrent write-down in Q3'03 of other investments.

- *Price level restatement,* which increased from a gain of Ch$252 million (US$0.4 million) to a gain of Ch$614 million (US$1.0 million) in Q3'04, mainly due to higher net monetary assets balance and a higher inflation rate during Q3'04.

These positive effects were partially offset by:

- *Financial income/expenses,* which decreased from a loss of Ch$480 million (US$0.8 million) in Q3'03 to a loss of Ch$1,661 million (US$2.7 million) in Q3'04, mainly due to lower prevailing interest rates and lower cash balances invested in time deposits.

YTD   Decreased from a gain of Ch$17,128 million (US$28.1 million) to a loss of Ch$6,761 million (US$11.1 million), mainly due to the absence of the gain generated last year in connection with the sale of the Croatian brewery, Karlovacka Pivovara (KP).

NET INCOME

Q3'04   Increased by 23.7% in relation to Q3'03, reaching Ch$5,215 million (US$8.6 million), mainly due to higher operating income, better non-operating results and lower income taxes, mainly due to lower deferred income tax charges and better results in the beer Argentina business.

YTD   Decreased from Ch$36,656 million (US$60.2 million) to Ch$21,839 million (US$35.9 million), mainly due to the absence of the extraordinary gain generated last year in connection with the sale of KP.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q3'04.)

BEER CHILE

Revenues increased 4.4% to Ch$32,508 million (US$53.4 million), as a result of 2.9% higher sale volumes and a 2.1% higher real average price.

Operating Income decreased 8.5% to Ch$5,681 million (US$ 9.3 million), mainly as a result of higher SG&A expenses and higher cost of goods sold partially offset by higher revenues. *Cost of goods sold* increased 4.6% to Ch$13,444 million (US$22.1 million), mainly due to a lower adjustment related to bottles' warranties, partially offset by lower direct costs as a consequence of the appreciation of the Chilean peso. *SG&A* increased 10.8% to Ch$13,384 million (US$22.0 million) reaching 41.2% of sales, 2.4% percentage points higher than in Q3'03, mainly due to higher marketing expenses as a result of increased activities at the point of sale and the Heineken brand, in addition to higher salaries. The operating margin decreased from 19.9% to 17.5%.

EBITDA decreased 3.6% to Ch$10,509 million (US$17.3 million), while the EBITDA margin was 32.3% of sales, 2.7 percentage points lower than in Q3'03.

Comments The premium segment has continued growing, reflected in the higher sales of the Heineken, Kunstmann, Royal, Austral and Budweiser brands. In July, "Plan Punto Máximo" was initiated in the beer division. This plan consists of improving segmentation and execution in every point of sale to achieve higher client and consumer satisfaction and higher profitability for both the client and the Company.

CCU

BEER ARGENTINA

Revenues increased 13.1% to Ch$7,769 million (US$12.8 million), due to 12.3% higher sale volumes and 1.1% higher prices measured in Chilean pesos. In US dollar terms, prices increased 13.7%.

Operating Income improved from a loss of Ch$1,500 million (US$2.5 million) in Q3'03 to a loss of Ch$1,019 million (US$1.7 million) in Q3'04, as a result of higher revenues and lower cost of goods sold and SG&A expense as a percentage of sales. ***Cost of goods sold*** decreased slightly to Ch$4,582 million (US$7.5 million) this quarter. As a percentage of sales, cost of goods sold decreased from 66.8% to 59.0%, mainly due to lower depreciation and the dilution of fixed costs. ***SG&A*** expense increased from Ch$3,781 million (US$6.2 million) to Ch$4,207 million (US$6.9 million), mainly as a result of higher marketing expenses, principally related to the Schneider, Heineken and Budweiser brands, in addition to higher freight and distribution expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expense decreased from 55.0% to 54.1%.

EBITDA improved from Ch$160 million (US$0.3 million) to Ch$319 million (US$0.5 million) this quarter, while the EBITDA margin was 4.1%, compared with 2.3% in Q3'03.

Comments Sale volumes continued growing along with prices, mainly as a result of higher sales of Schneider, Budweiser and Heineken. The Company increased its market share to 15.6% as of Q3'04, up from 14.7% a year ago. Additionally, prices continued recovering in US dollar terms reaching US$33 per HL in Q3'04 compared with US$29 per HL a year ago, improving the profitability of this segment.
.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 1.8% to Ch$26,566 million (US$43.6 million), due to 4.0% higher sale volumes in all categories, partially offset by 2.2% lower prices, due to price decreases in the soft drinks and mineral water categories.

Operating Income improved 33.2% from Ch$922 million (US$1.5 million) in Q3'03 to Ch$1,228 million (US$2.0 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold. ***Cost of goods sold*** increased 2.8% to Ch$12,987 million (US$21.3 million) mainly due to higher volumes. As a percentage of sales, cost of goods sold increased from 48.4% to 48.9%. ***SG&A*** expense decreased 1.6% to Ch$12,351 million (US$20.3 million), mainly due to lower marketing expenses and third party services. The operating margin improved from 3.5% to 4.6% in Q3'04.

EBITDA increased 4.6% from Ch$3,688 million (US$6.1 million) in Q3'03 to Ch$3,857 million (US$6.3 million) in Q3'04. The EBITDA margin increased from 14.1% in Q3'03 to 14.5% this quarter.

Comments The profitability of this segment has continued improving, demonstrated by an increase of 33.2% in operating income. During the quarter the positive trend in nectar and mineral water volumes also continued. Nectars grew 12.8% and mineral water 15.3%. During the quarter, Ginger Ale Light and the new Sport Bottle for Gatorade were launched. Additionally, the license agreement with Watt's was renewed on a long-term basis.

WINE

Revenues decreased 3.5% to Ch$23,766 million (US$39.0 million), as a result of 8.8% lower sale volumes in the Chilean domestic market, lower sales of bulk wine and the effect of the appreciation of the Chilean peso in the bottled export wine business, in spite of volume growth of 5.7% and 10.8% higher prices in US dollar terms. These effects were partially offset by 16.5% higher prices in the Chilean domestic wine business, which affected domestic demand.

Operating Income increased 11.9% to Ch$1,916 million (US$3.1 million), due to lower cost of goods sold partially offset by lower revenues and higher SG&A. **Cost of goods sold** decreased 6.8% from Ch$16,897 million (US$27.8 million) in Q3'03 to Ch$15,743 million (US$25.9 million) this quarter, mainly due to lower direct costs. **SG&A** increased 1.4% to Ch$6,106 million (US$10.0 million), mainly due to higher salaries as a result of bonus provision during last year partially offset by lower transportation expenses. Accordingly, the operating margin increased from 7.0% in Q3'03 to 8.1% in Q3'04.

EBITDA increased 14.0%, to Ch$2,639 million (US$4.3 million), while the EBITDA margin increased from 9.4% to 11.1%.

Comments The profitability of this segment reverted its tendency due to the improvement in operating results, in spite of a stronger Chilean peso. The improvement in profitability was a consequence of the program to rationalize costs, expenses and SKUs, as well as improved prices both in the domestic market and in the export market in US$ dollar terms. Tabalí wines were launched in UK, during the Polo Coronation Cup last July, and in Chile last September. These wines will strength the premium wine category of the San Pedro Wine Group.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2004 was 11.9 %, increasing 3.1 percentage points when compared with the same period of last year.

	ROCE 2004	ROCE 2003(*)
Beer Chile	29.9%	18.0%
Beer Argentina	-1.3%	-9.0%
Soft Drinks	14.8%	11.4%
Wine	1.1%	7.4%
Consolidated	11.9%	7.8%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 12.6%.

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Third Quarter 2004)

| | Ch$ millions | | US$ millions (1) | | |
	Q3'04	Q3'03	Q3'04	Q3'03	% Change
Net sales	94,625	90,233	155.4	148.2	4.9%
Cost of goods sold	(49,252)	(47,333)	(80.9)	(77.7)	4.1%
% of sales	52.0%	52.5%	52.0%	52.5%	
Gross profit	45,374	42,900	74.5	70.5	5.8%
% of sales	48.0%	47.5%	48.0%	47.5%	
SG&A	(37,340)	(35,306)	(61.3)	(58.0)	5.8%
% of sales	39.5%	39.1%	39.5%	39.1%	
Operating income	8,034	7,594	13.2	12.5	5.8%
% of sales	8.5%	8.4%	8.5%	8.4%	
Non-operating result					
Financial income	(272)	1,254	(0.4)	2.1	NM
Equity in NI of rel. companies	89	(42)	0.1	(0.1)	NM
Other non-operating income	196	387	0.3	0.6	-49.2%
Amortization of goodwill	(536)	(559)	(0.9)	(0.9)	4.1%
Interest expenses	(1,388)	(1,734)	(2.3)	(2.8)	19.9%
Other non-operating expenses	(418)	(899)	(0.7)	(1.5)	53.5%
Price level restatement	614	252	1.0	0.4	143.7%
Currency exchange result	149	(499)	0.2	(0.8)	NM
Total	(1,566)	(1,841)	(2.6)	(3.0)	15.0%
Income before taxes	6,468	5,753	10.6	9.4	12.4%
Income taxes	(637)	(1,274)	(1.0)	(2.1)	50.0%
Tax rate	9.8%	22.1%	9.8%	22.1%	
Minority interest	(626)	(274)	(1.0)	(0.4)	128.8%
Amort. of negative goodwill	9	10	0.0	0.0	-8.8%
Net income	5,215	4,216	8.6	6.9	23.7%
% of sales	5.5%	4.7%	5.5%	4.7%	
Earnings per share	16.37	13.24	0.03	0.02	23.7%
Earnings per ADR	81.86	66.19	0.13	0.11	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,390	9,557	15.4	15.7	-1.8%
Amortization	456	480	0.7	0.8	-4.8%
EBITDA	17,880	17,631	29.4	29.0	1.4%
% of sales	18.9%	19.5%	18.9%	19.5%	
Capital expenditures	8,560	6,526	14.1	10.7	31.2%

(1) Exchange rate: US$1.00 = Ch$608.90

CCU

Exhibit 2: Income Statement (NIne Months Ended September 30, 2004)

| | Ch$ millions | | US$ millions (1) | | |
	Sep 30-2004	Sep 30-2003	Sep 30-2004	Sep 30-2003	% Change
Net sales	292,385	271,129	480.2	445.3	7.8%
Cost of goods sold	(143,100)	(139,750)	(235.0)	(229.5)	2.4%
% of sales	48.9%	51.5%	48.9%	51.5%	
Gross profit	149,285	131,379	245.2	215.8	13.6%
% of sales	51.1%	48.5%	51.1%	48.5%	
SG&A	(113,515)	(107,006)	(186.4)	(175.7)	6.1%
% of sales	38.8%	39.5%	38.8%	39.5%	
Operating income	35,770	24,373	58.7	40.0	46.8%
% of sales	12.2%	9.0%	12.2%	9.0%	
Non-operating result					
Financial income	100	2,211	0.2	3.6	-95.5%
Equity in NI of rel. companies	73	19,981	0.1	32.8	-99.6%
Other non-operating income	621	941	1.0	1.5	-34.0%
Amortization of goodwill	(1,700)	(1,786)	(2.8)	(2.9)	4.8%
Interest expense	(4,600)	(4,016)	(7.6)	(6.6)	-14.5%
Other non-operating expenses	(1,167)	(2,309)	(1.9)	(3.8)	49.4%
Price level restatement	939	3,186	1.5	5.2	-70.5%
Currency exchange result	(1,028)	(1,080)	(1.7)	(1.8)	4.8%
Total	(6,761)	17,128	(11.1)	28.1	NM
Income before taxes	29,009	41,501	47.6	68.2	-30.1%
Income taxes	(6,576)	(4,066)	(10.8)	(6.7)	61.7%
Tax rate	22.7%	9.8%	22.7%	9.8%	
Minority interest	(626)	(814)	(1.0)	(1.3)	-23.1%
Amort. of negative goodwill	32	35	0.1	0.1	-9.4%
Net income	21,839	36,656	35.9	60.2	-40.4%
% of sales	7.5%	13.5%	7.5%	13.5%	
Earnings per share	68.57	115.09	0.11	0.19	-40.4%
Earnings per ADR	342.84	575.45	0.56	0.95	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	28,916	30,376	47.5	49.9	-4.8%
Amortization	1,392	1,425	2.3	2.3	-2.3%
EBITDA	66,078	56,174	108.5	92.3	17.6%
% of sales	22.6%	20.7%	22.6%	20.7%	
Capital expenditures	18,462	15,412	30.3	25.3	19.8%

(1) Exchange rate: US$1.00 = Ch$608.90

CCU
Exhibit 3: Segment Information - Third Quarter 2004

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	32,016	30,478	7,690	6,771	26,480	26,027	22,949	22,192	4,017	1,496
Other products (*)	492	664	79	99	85	69	817	2,438	4,032	3,359
Total	32,508	31,142	7,769	6,870	26,566	26,096	23,766	24,630	8,048	4,855
% change	4.4%		13.1%		1.8%		-3.5%		65.8%	
Cost of sales	(13,444)	(12,857)	(4,582)	(4,589)	(12,987)	(12,628)	(15,743)	(16,897)	(6,528)	(3,722)
% of sales	41.4%	41.3%	59.0%	66.8%	48.9%	48.4%	66.2%	68.6%	81.1%	76.7%
SG&A	(13,384)	(12,076)	(4,207)	(3,781)	(12,351)	(12,546)	(6,106)	(6,021)	(1,292)	(883)
% of sales	41.2%	38.8%	54.1%	55.0%	46.5%	48.1%	25.7%	24.4%	16.1%	18.2%
Operating profit	5,681	6,209	(1,019)	(1,500)	1,228	922	1,916	1,712	228	251
% change	-8.5%		32.0%		33.2%		11.9%		-9.1%	
% of sales	17.5%	19.9%	-13.1%	-21.8%	4.6%	3.5%	8.1%	7.0%	2.8%	0.0%
Depreciation	4,602	4,462	1,254	1,552	2,590	2,727	623	507	321	310
Amortization	227	235	84	108	39	39	99	95	7	2
EBITDA	10,509	10,905	319	160	3,857	3,688	2,639	2,315	555	563
% change	-3.6%		99.6%		4.6%		14.0%		-1.3%	
% of sales	32.3%	35.0%	4.1%	2.3%	14.5%	14.1%	11.1%	9.4%	6.9%	0.0%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	761,865	740,474	434,794	387,179	989,831	951,742	273,105	279,130
% change	2.9%		12.3%		4.0%		-2.2%	

Soft Drinks		Chile - Domestic	
732,287	726,443	134,852	147,924
0.8%		-8.8%	
Nectars		Chile Bottled Exports	
100,954	89,467	129,703	122,671
12.8%		5.7%	
Mineral Water			
156,590	135,832		
15.3%			

Argentina	
8,550	8,535
0.2%	

* Volumes include exports of 11.384 HL (8.412 HL to Chile) and 9.158 HL (5.186 HL to Chile) in Q3'04 and Q3'03 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 17 million and 17 million in Q3'04 and Q3'03 respectively.

***   Volumes do not include bulk volumes of 21.242 HL and 60.329 HL (16.772 HL and 15.442 HL from Chile exports), (4.470 HL and 44.886 HL from Argentina) in 2004 and 2003 respectively.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***	
					Total		Total	
Price (Ch$ / HL)	42,024	41,160	17,686	17,489	26,752	27,347	84,030	79,503
% change (real)	2.1%		1.1%		-2.2%		5.7%	

Soft Drinks		Chile - Domestic	
25,809	26,465	55,284	47,454
-2.5%		16.5%	
Nectars		Chile Bottled Exports	
39,824	38,878	112,790	116,695
2.4%		-3.3%	
Mineral Water			
21,019	22,427		
-6.3%			

Argentina	
101,121	100,414
0.7%	

CCU

Exhibit 4: Segment Information - Nine Month Ended September 30, 2004

OPERATING RESULTS	Beer - Chile 2004	Beer - Chile 2003	Beer - Argentina 2004	Beer - Argentina 2003	Soft Drinks & Min Water 2004	Soft Drinks & Min Water 2003	Wine 2004	Wine 2003	Others 2004	Others 2003
(all figures in Ch$ millions)										
Revenues										
Core products	107,957	99,093	28,376	21,525	83,303	80,536	57,866	56,931	9,917	3,622
Other products (*)	1,382	1,792	297	176	251	200	3,036	7,253	10,692	10,035
Total	109,339	100,885	28,673	21,701	83,554	80,737	60,902	64,184	20,609	13,657
% change	8.4%		32.1%		3.5%		-5.1%		50.9%	
Cost of sales	(41,744)	(42,980)	(15,916)	(14,597)	(39,575)	(39,860)	(40,329)	(42,238)	(16,187)	(10,087)
% of sales	38.2%	42.6%	55.5%	67.3%	47.4%	49.4%	66.2%	65.8%	78.5%	73.9%
SG&A	(41,466)	(37,247)	(14,086)	(12,114)	(37,435)	(37,256)	(16,560)	(16,889)	(3,967)	(3,500)
% of sales	37.9%	36.9%	49.1%	55.8%	44.8%	46.1%	27.2%	26.3%	19.2%	25.6%
Operating profit	26,129	20,657	(1,329)	(5,010)	6,543	3,621	4,012	5,058	415	47
% change	26.5%		73.5%		80.7%		-20.7%		789.9%	
% of sales	23.9%	20.5%	-4.6%	-23.1%	7.8%	4.5%	6.6%	7.9%	2.0%	0.3%
Depreciation	13,714	14,116	4,304	5,640	7,947	8,089	1,933	1,623	1,017	909
Amortization	684	626	291	366	110	119	294	309	13	6
EBITDA	40,527	35,399	3,267	995	14,600	11,829	6,240	6,990	1,444	962
% change	14.5%		228.2%		23.4%		-10.7%		50.2%	
% of sales	37.1%	35.1%	11.4%	4.6%	17.5%	14.7%	10.2%	10.9%	7.0%	7.0%

* The "Other products" line corresponds in intercompany sales in the "Other" segment.

VOLUMES & PRICING	Beer - Chile 2004	Beer - Chile 2003	Beer - Argentina* 2004	Beer - Argentina* 2003	Soft Drinks & Min Water 2004	Soft Drinks & Min Water 2003	Wine*** 2004	Wine*** 2003
Volume (HLs)	2,540,687	2,503,072	1,406,216	1,246,461	Total** 3,060,060	2,934,488	Total 708,688	711,635
% change	1.5%		12.8%		4.3%		-0.4%	

	Soft Drinks 2004	Soft Drinks 2003	Chile - Domestic 2004	Chile - Domestic 2003
	2,240,481	2,198,719	372,489	378,120
	1.9%		-1.5%	
	Nectars		Chile Bottled Exports	
	276,951	238,756	315,568	298,847
	16.0%		5.6%	
	Mineral Water			
	542,629	497,012	Argentina	
	9.2%		20,632	34,668
			-40.5%	

* Volumes include exports of 32.641 HL (25.176 HL to Chile) and 30.999 HL (21.821 HL to Chile) in 2004 and 2003 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 54 million and 52 million in 2004 and 2003, respectively.

*** Volumes do not include bulk volumes of 85.692 HL and 205.465 HL (64.926 HL and 66.494 HL from Chile exports), (20.766 HL and 138.971 HL from Argentina) in 2004 and 2003 respectively.

	Beer - Chile 2004	Beer - Chile 2003	Beer - Argentina 2004	Beer - Argentina 2003	Soft Drinks & Min Water Total 2004	Soft Drinks & Min Water Total 2003	Wine Total 2004	Wine Total 2003
Price (Ch$ / HL)	42,491	39,589	20,179	17,269	27,223	27,445	81,653	80,001
% change (real)	7.3%		16.9%		-0.8%		2.1%	

	Soft Drinks 2004	Soft Drinks 2003	Chile - Domestic 2004	Chile - Domestic 2003
	26,440	26,981	52,259	46,536
	-2.0%		12.3%	
	Nectars		Chile - Export	
	41,027	38,703	114,552	122,381
	6.0%		-6.4%	
	Mineral Water			
	21,720	22,386	Argentina	
	-3.0%		109,125	79,674
			37.0%	

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Sep 30-2004	Sep 30-2003	Sep 30-2004	Sep 30-2003	% Change
ASSETS					
Cash & equivalents	36,838	37,888	60.5	62.2	-2.8%
Other current assets	143,276	164,659	235.3	270.4	-13.0%
Total current assets	180,114	202,547	295.8	332.6	-11.1%
PP&E, net	308,759	332,054	507.1	545.3	-7.0%
Other assets	65,062	68,459	106.9	112.4	-5.0%
TOTAL ASSETS	553,935	603,060	909.7	990.4	-8.1%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	30,278	55,428	49.7	91.0	-45.4%
Other current liabilities	67,164	103,957	110.3	170.7	-35.4%
Total current liabilities	97,442	159,385	160.0	261.8	-38.9%
Long-term debt (2)	94,350	86,535	155.0	142.1	9.0%
Other long-term liabilities	33,690	33,116	55.3	54.4	1.7%
Total long-term liabilities	128,040	119,651	210.3	196.5	7.0%
Minority interest	39,229	41,039	64.4	67.4	-4.4%
Stockholders' equity	289,224	282,985	475.0	464.7	2.2%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	553,935	603,060	909.7	990.4	-8.1%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus other liquid assets	48,188	72,946	79.1	119.8	-33.9%
Total financial debt	124,628	141,963	204.7	233.1	-12.2%
Net debt (3)	76,439	69,017	125.5	113.3	10.8%
Liquidity ratio	1.85	1.27			
Debt / Capitalization	0.28	0.31			

(1) Exchange rate: US$1.00 = Ch$608.90

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets